40-33

K&L|GATES

K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600
T 202.778.9000 www.klgates.com

November 28, 2011

Via Hand Delivery



Office of the Secretary
United States Securities and Exchange
Commission
100 F Street, NE
Washington, DC 20549

Calamos Convertible Opportunities and Income Fund (SEC File No. 811- 21080)
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Ladies and Gentlemen:

On behalf of Calamos Convertible Opportunities and Income Fund (SEC File No. 811- 21080) (the "Fund"), and the persons and entities listed on Appendix A to this letter (collectively the "Defendants"), we are filing the enclosed copy of the decision of the United States Court of Appeals for the Seventh Circuit upholding the trial court's decision in the case of Brown v. Calamos et al., case number 10-CV-06558, in which the trial court dismissed plaintiff's case with prejudice.

Please contact the undersigned at (202) 778-9220 if you have any questions regarding this filing.

Very truly yours,

Eric S. Purple

encl.

cc: J. Christopher Jackson, Calamos Advisers LLC
Paulita Pike, K&L Gates LLP
John Rotunno, K&L Gates LLP
Paul Walsen, K&L Gates LLP



DC-9577554 v1

K&L|GATES

Appendix A

Affiliated Persons of Calamos Opportunity and Income Fund (the "Fund") named as Defendants in Brown v. Calamos et al.:

- John P. Calamos Sr., Chairman of the Board of the Fund
- Weston W. Marsh, Independent Trustee of the Fund
- Joe F. Hannauer, Former Independent Trustee of the Fund
- John E. Neal, Independent Trustee of the Fund
- William R. Rybak, Independent Trustee of the Fund
- Stephen B. Timbers, Lead Independent Trustee of the Fund
- David D. Tripple, Independent Trustee of the Fund
- Calamos Advisors LLC, Investment Adviser to the Fund
- Calamos Asset Management, Inc., Indirect Parent Company of the Fund's Investment Adviser

In the
United States Court of Appeals
For the Seventh Circuit

No. 11-1785

CHRISTOPHER BROWN, individually and
on behalf of a class,

Plaintiff-Appellant,

v.

JOHN P. CALAMOS, SR., trustee of Calamos Convertible
Opportunities and Income Fund, *et al.,*

Defendants-Appellees.

Appeal from the United States District Court
for the Northern District of Illinois, Eastern Division.
No. 10 C 6558—**Elaine E. Bucklo**, *Judge.*

ARGUED SEPTEMBER 22, 2011—DECIDED NOVEMBER 10, 2011

Before POSNER, FLAUM, and SYKES, *Circuit Judges.*

POSNER, *Circuit Judge.* The Securities Litigation Uniform Standards Act of 1998 (SLUSA) prohibits securities class actions if the class has more than 50 members, the suit is not exclusively derivative, relief is sought on the basis of state law, and the class action suit is brought by "any private party alleging a misrepresentation or

omission of a material fact in connection with the purchase or sale of a covered security." 15 U.S.C. § 78bb(f)(1), amending Securities Exchange Act of 1934; see also § 77p(b)(1), amending, in materially identical language, the Securities Act of 1933. A "covered security" is a security traded nationally and listed on a regulated national exchange. 15 U.S.C. § 78bb(f)(5)(E).

If such a suit is brought in a state court the defendant can remove it to federal district court and move to dismiss it. § 78bb(f)(2). And since "SLUSA is designed to prevent plaintiffs from migrating to state court in order to evade rules for federal securities litigation in the Private Securities Litigation Reform Act of 1995," *Kircher v. Putnam Funds Trust*, 403 F.3d 478, 482 (7th Cir. 2005), vacated and remanded on other grounds, 547 U.S. 633 (2006); see also *id.* at 636; *Merrill Lynch, Pierce, Fenner & Smith Inc. v. Dabit*, 547 U.S. 71, 82 (2006); *Gavin v. AT&T Corp.*, 464 F.3d 634, 640 (7th Cir. 2006); Michael A. Perino, "Fraud and Federalism: Preempting Private State Securities Fraud Causes of Action," *50 Stan. L. Rev.* 273 (1998), the district judge must grant the motion. § 78bb(f)(2). The question presented by this appeal is whether the judge was correct to find that the plaintiff's complaint alleged the misrepresentation or omission of a material fact in connection with the purchase or sale of a covered security and that therefore SLUSA forbade the suit. The district judge, agreeing, dismissed the suit, with prejudice, without first deciding whether to certify the class. 777 F. Supp. 2d 1128, 1132 (N.D. Ill. 2011).

The class consists of the owners of the common stock of Calamos Convertible Opportunities and Income Fund,

a closed-end investment fund, which is to say a fund in which the owners of the fund's common stock are not permitted to redeem their shares, unlike investors in an open-ended fund, who can at any time cash out their fractional share of the fund's assets. The common shareholders of a closed-end investment fund are thus the owners of a corporation whose principal assets are investments.

Besides issuing common stock, the fund in this case issued shares of preferred stock that specified an interest rate (the interest on preferred stock is called a "dividend," but functionally it is interest rather than an equity return) recomputed at short intervals (35 days was the longest) through an auction process. The participants in such an auction bid for preferred stock. The bidder who submits the highest bid, and therefore accepts the lowest interest rate (because the yield of a fixed-income security is inversely related to its price), becomes the owner of the preferred stock. Such stock is called "auction market preferred stock" ("AMPS").

The auctions give the owners of the preferred stock liquidity; for they can sell the stock at the auctions, which as we said are (or rather were) frequent. And although preferred stock is actually a form of bond, like common stock it does not have a maturity date, as almost all bonds do, though there are such things as perpetual bonds—most famously the consols issued by the British government beginning in 1751 and still a component, though nowadays a minor one, of the United Kingdom's public debt.

The money that the fund's common shareholders had paid the fund for their stock was pooled with the money paid by the preferred shareholders for their shares (the AMPS), and the pool of money was invested. The earnings from the investments, minus the fund's expenses, including the interest expense paid to the preferred shareholders, enured to the benefit of the common shareholders as the fund's owners. The complaint alleges that at first this was a good deal for the common shareholders because interest rates on AMPS were very low, so that the fund was borrowing on the cheap and using the borrowed money to buy investments that generated a much higher return than the AMPS interest rates. This was leverage in operation: If you lend $100 of your own money at 5 percent, your rate of return is 5 percent, but if you borrow another $100 at 2 percent, and lend the $200 you now have at 5 percent, you increase your earnings from $5 to $8 ($200 x .05 = $10; $100 x .02 = $2; $10 – $2 = $8), and thus the rate of return on your investment of $100 rises from 5 percent ($5/$100) to 8 percent ($8/$100). (For a lucid description of the market for closed-end investment funds' AMPS and the market's demise, see Investment Company Institute, *2011 Investment Company Fact Book*, ch. 4, pp. 57-60 (51st ed. 2011).)

The complaint alleges among other things that "the Fund's public statements indicated that the holders of its common stock could realize, as one of the significant benefits of this investment, leverage that would continue indefinitely, because . . . the term of the AMPS was perpetual." Although as we said preferred stock despite

the name is a form of debt, it is perpetual debt in the sense of not having a maturity date, that is, a date on which the lender is entitled to be repaid. But it isn't really "perpetual," as we're about to see.

When the financial system fell into crisis in 2008, the auction-market preferred-stock market failed; not enough investors wanted to buy AMPS. This should not have made a difference to the defendant fund's common shareholders. The preferred shareholders, the owners of the AMPS, being unable to sell their AMPS were stuck with the interest rate set at the last auction before the auction market collapsed, and that interest rate was low. But the owners were of course upset and the fund, though it had no duty to do so, redeemed their shares—and indeed at a price above market value. The fund replaced the AMPS money, but with money that was not only borrowed at higher interest rates but borrowed short term, which increased the risk to the fund, since it no longer had a secure capital base beyond what the common shareholders had paid for their shares.

The complaint alleges that the reason the fund redeemed the AMPS, despite the untoward consequences for the common shareholders, was that Calamos Advisors—the fund's parent and a codefendant—wanted to curry favor with the investment banks and brokerage houses that were facing lawsuits both from regulatory agencies and from disappointed customers who had purchased the AMPS thinking their investment would always be liquid. For example, the Swiss banking giant UBS agreed to buy back many AMPS at par.

See *In re UBS Auction Rate Securities Litigation*, No. 08 CV 2967 (LMM), 2009 WL 860812 (S.D.N.Y. Mar. 30, 2009).

Calamos Advisors managed multiple funds and relied on the banks and brokers to market shares in its future funds (because its funds were closed end, there was no occasion to market shares in the current funds), and so needed to maintain the good will of those entities. And so the parent sold its child (actually one of its 20 children)—the Calamos Convertible Opportunities and Income Fund—down the river, in breach of its fiduciary obligations to the fund's common shareholders, in order to placate banks and brokers. The suit names as additional defendants the members of the parent's board of trustees, whose job it was to make sure that the parent dealt fairly with the investors in each and every fund.

The plaintiff is emphatic that this is a suit for breach of fiduciary obligation and not for securities fraud—and in fact the complaint contains the following disclaimer: "Plaintiff does not assert by this action any claim arising from a misstatement or omission in connection with the purchase or sale of a security, nor does plaintiff allege that Defendants engaged in fraud in connection with the purchase or sale of a security." Nevertheless the passage we quoted earlier from the complaint—"the Fund's public statements indicated that the holders of its common stock could realize, as one of the significant benefits of this investment, leverage that would continue indefinitely, because . . . the term of the AMPS was perpetual"—is interpreted most naturally as alleging a misrepresentation: that the AMPS would never be re-

deemed. The quoted passage doesn't say this in so many words, but a reasonable jury might find that the passage insinuated that a significant benefit of investing in the fund was that the investor would obtain leverage indefinitely because the AMPS had no maturity date.

A misleading omission is also alleged, at least implicitly: the omission to state that the fund might at any time redeem AMPS on terms unfavorable to the common shareholders because motivated by the broader concerns of the entire family of 20 Calamos mutual funds—in other words an allegation of failure to disclose a conflict of interest that if disclosed would have given pause to potential investors.

Should we stop here and affirm because the complaint can be interpreted as "alleging a misrepresentation or [in fact, and] omission of a material fact in connection with the purchase or sale of a covered security"? That is the approach—call it the literalist approach to SLUSA—taken by the Sixth Circuit in *Atkinson v. Morgan Asset Management, Inc.*, No. 09-6265, 2011 WL 3926376, at *4 (6th Cir. Sept. 8, 2011), and *Segal v. Fifth Third Bank, N.A.*, 581 F.3d 305, 311 (6th Cir. 2009). The plaintiff urges the contrary approach taken by the Third Circuit in *LaSala v. Bordier et Cie*, 519 F.3d 121, 141 (3d Cir. 2008)—that if proof of a misrepresentation or of a material omission is inessential to the plaintiff's success, the allegation is no bar to the suit. *LaSala*, following the Third Circuit's earlier decision in *Rowinski v. Salomon Smith Barney Inc.*, 398 F.3d 294, 300 (3d Cir. 2005), distinguishes, however,

between an inessential factual allegation ("an extraneous detail"—"complaints are often filled with more information than is necessary . . . [;] the inclusion of such extraneous allegations does not operate to require that the complaint must be dismissed under SLUSA") and a factual allegation that while not a necessary element of the plaintiff's cause of action could be critical to his success in the particular case. The former type of factual allegation does not doom the suit, but the latter does. Were it not for this qualification, which limits "inessential," a plaintiff could evade SLUSA by making a claim that did not *require* a misrepresentation in every case, such as a claim of breach of contract, but did in the particular case. (We thus disagree with the statement in *Segal,* 581 F.3d at 311, that *LaSala* contradicts *Rowinski.*) This may be such a case, as we'll see.

An intermediate approach, adopted by the Ninth Circuit in *Stoody-Broser v. Bank of America,* No. 09-17112, 2011 WL 2181364, at *1 (9th Cir. June 6, 2011), takes off from the literalist approach of *Atkinson* and *Segal* but allows the removed suit to be dismissed without prejudice, thus permitting the plaintiff to file an amended complaint that contains no allegation of a misrepresentation or misleading omission and so cannot be removed under SLUSA. We are doubtful about this approach. No longer in American law do complaints strictly control the scope of litigation; a plaintiff might be allowed by a state court to reinsert fraud allegations in the course of a litigation initiated by a fresh state-court complaint after dismissal of the removed suit, and

press them at trial. If the new complaint alleged fraud, the case could again be removed, and this time presumably would be dismissed with prejudice. But fraud might have been injected into the new state-court suit long after the complaint in that suit had been filed; and to allow removal of a complex commercial case after, maybe long after, the pleadings stage had been concluded would increase the length and cost of litigation unreasonably.

There is no merit to the suggestion that dismissal of a removed suit on the ground that the suit is barred by SLUSA is jurisdictional and therefore without prejudice, despite a word in the Supreme Court's decision in *Kircher v. Putnam Funds Trust, supra,* 547 U.S. at 644, that might seem to point in that direction: "If the action is precluded, neither the district court nor the state court may entertain it, and the proper course is to dismiss. If the action is not precluded, the federal court likewise has no jurisdiction to touch the case on the merits, and the proper course is to remand to the state court that can deal with it." The word is "likewise." If SLUSA is not a bar to the suit, the federal court lacks jurisdiction (unless there is a basis for federal removal jurisdiction other than SLUSA) except to determine that it has no jurisdiction. *Id.* But when SLUSA is a bar, it operates as an affirmative defense, which is a defense on the merits, not a jurisdictional defense. See Fed. R. Civ. P. 8(c); *Turek v. General Mills, Inc.,* No. 10-3267, 2011 WL 4905732, at *1 (7th Cir. Oct. 17, 2011). We think that what the Court must have meant in *Kircher* when it used the word "likewise" is that the district court has no authority to consider whether the removed suit has merit—whether for

example there was a breach of the duty of loyalty in this case. Once it decides that SLUSA either is or is not a bar to the suit, the court has finished; either way it has no further business with the case.

A critic of the Sixth Circuit's literalist approach might point to an ambiguity in the statutory word "alleging." *Everything* in a complaint (except the request for relief) is an allegation in the sense that it is an assertion that has not been verified by the litigation process. Yet many of these assertions are not allegations in the sense of charges of misconduct for which the plaintiff is seeking relief. If an allegation of fraud is included as background and unlikely to become an issue in the litigation, why should it doom the suit? What if the complaint in this case had alleged irrelevantly that the Calamos management had defrauded the underwriter of the common stock that the fund had issued of the underwriter's agreed-upon fee?

But as we just explained in criticizing the cases that allow dismissal of a case barred by SLUSA without prejudice, once the case shorn of its fraud allegations resumes in the state court, the plaintiff—who must have thought the allegations added *something* to his case, as why else had he made them?—may be sorely tempted to reintroduce them, and maybe the state court will allow him to do so. And then SLUSA's goal of preventing state-court end runs around limitations that the Private Securities Litigation Reform Act had placed on federal suits for securities fraud would be thwarted.

Against this it can be argued that dismissal with prejudice is too severe a sanction for what might be an irrelevancy added to the complaint out of an anxious desire to

leave no stone unturned—a desire that had induced momentary forgetfulness of SLUSA. But a lawyer who files a securities suit should know about SLUSA and ought to be able to control the impulse to embellish his securities suit with a charge of fraud. A further concern with the literal approach, however, is that it could lead to inconclusive haggling over whether an implication of fraud could be extracted from allegations in the complaint that did not charge fraud directly.

The plaintiff in the present case must lose even under a looser approach than the Sixth Circuit's (not the Ninth Circuit's approach, however, but one close to the Third Circuit's), whereby suit is barred by SLUSA only if the allegations of the complaint make it likely that an issue of fraud will arise in the course of the litigation—as in this case. The allegation of fraud would be difficult and maybe impossible to disentangle from the charge of breach of the duty of loyalty that the defendants owed their investors. This is not because a suit for breach of that duty would have been hopeless had the defendants at the outset made full and accurate disclosure—had told the purchasers of common stock that the AMPS, though they had no maturity date, could be redeemed at any time without the authorization of the common shareholders; that redemption might be motivated by concern with maintaining good business relations with investment banks and brokerage houses; and that in the event of redemption the capital that the fund would substitute for the redeemed AMPS might provide less leverage (because of higher interest rates) and riskier leverage (because of short maturity), and thus depress

the risk-adjusted earnings of the common shareholders. These disclosures would be ineffectual against a claim of breach of the duty of loyalty because that duty is not dissolved by disclosure ("we are disloyal—*caveat emptor*!"). *Schock v. Nash*, 732 A.2d 217, 225 n. 21 (Del. 1999); *Sutherland v. Sutherland*, No. 2399-VCL, 2009 WL 857468, at *3-4 (Del. Ch. Mar. 23, 2009); Edward P. Welch & Robert S. Saunders, "Freedom and Its Limits in the Delaware General Corporation Law," 33 *Del. Corp. L.J.* 845, 859-60 (2008); cf. *Sample v. Morgan*, 914 A.2d 647, 663-64 (Del. Ch. 2007). Investors often will knowingly and intelligently waive legal protections if compensated, but no sane investor would knowingly put himself at the mercy of a disloyal investment manager (or so at least the Delaware courts believe).

So it might seem that had the fund said nothing about the leverage advantages conferred by the absence of a maturity date for the AMPS, this would be a straightforward suit for a breach of the duty of loyalty, the breach consisting of redemptions harmful to the fund but helpful to future affiliated funds and thus to the Calamos enterprise as a whole and possibly to the members of the board of trustees as well—they would have more funds to supervise and so might be paid more. Such a suit would not be barred by SLUSA, though it would have to be brought as a derivative suit, *Tooley v. Donaldson, Lufkin & Jenrette, Inc.*, 845 A.2d 1031, 1034, 1039 (Del. 2004); *Kircher v. Putnam Funds Trust*, *supra*, 403 F.3d at 483, because the theory would be that the executives had hurt the fund itself by reducing its profitability in order to shore up the profitability of other

funds in which they had interests. Thus the present case would have to be dismissed in any event, but it could be refiled as a derivative suit, rather than being forever barred, which would be the effect of our affirming the district court's judgment.

We don't know why the suit was not filed as a derivative suit, but one possibility is that the plaintiffs' counsel feared losing control over it. Counsel would be required to demand that the corporation's board authorize suit, Del. Ch. Ct. R. 23.1(a); *Kamen v. Kemper Financial Services, Inc.*, 500 U.S. 90, 101 (1991); *Brehm v. Eisner*, 746 A.2d 244, 254-55 (Del. 2000), and the board might—in all likelihood would—form a special litigation committee that after considering the question would decide that a suit was not in the corporation's best interest. *Kahn v. Kohlberg Kravis Roberts & Co., L.P.*, 23 A.3d 831, 834-35, 841 (Del. 2011); *Zapata Corp. v. Maldonado*, 430 A.2d 779, 785 (Del. 1981). The fact that the same persons served on multiple boards of trustees (corresponding to a board of directors) of the same fund complex would not constitute a conflict of interest that would permit the requirement of demand to be waived, provided the board was independent, *In re Mutual Funds Investment Litigation*, 384 F. Supp. 2d 873, 878-79 (D. Md. 2005)—an issue to which we turn.

The Investment Company Act of 1940 establishes a dual governance structure under which an advisor (defendant Calamos Advisors) makes the investment decisions and a board of trustees monitors the advisor's management of the fund. At least 40 percent of the trustees must be

"independent," 15 U.S.C. §§ 80a-2(a)(3), (a)(19), and the Act contains a list of prohibited affiliations with the mutual fund's advisor or underwriter. 15 U.S.C. § 80a-2. Like most advisors Calamos Advisors runs multiple funds, and it uses the same six-member board of trustees, five of whom are "independent" within the meaning of the Act, to oversee all the funds; this is what is called a "unitary" board. See *Business Roundtable v. SEC*, 647 F.3d 1144, 1154 (D.C. Cir. 2011); Investment Company Institute, *Report of the Advisory Group on Best Practices for Fund Directors: Enhancing a Culture of Independence and Effectiveness* 27-29 (June 24, 1999). It is not improper for a mutual fund complex to have a unitary board rather than boards with different members for each fund. (A couple of the Calamos boards have a seventh member, but we can ignore that detail.) Most mutual fund complexes have unitary boards, as noted in *Business Roundtable v. SEC, supra*.

Calamos Advisors had of course a pecuniary interest in protecting the entire Calamos family of funds. But the existence of such an interest is not a breach of loyalty. The Calamos board of trustees, which has (in fact exceeds) the requisite percentage of independent directors, 12 Del. Code § 3801(d); *Beam v. Stewart*, 845 A.2d 1040, 1048-49 (Del. 2004); *In re Mutual Fund Investment Litigation, supra*, 384 F. Supp. 2d at 878-79; *Strougo v. Scudder, Stevens & Clark, Inc.*, 964 F. Supp. 783, 802 (S.D.N.Y. 1997), is, as a unitary board, responsible to the entire family of funds, including future funds because the present value of an enterprise is the discounted value of its future earnings. This responsibility may require the board to make tradeoffs to the disadvantage of investors in one of

the funds for the sake of the welfare of the family as a whole. See *Seidl v. American Century Cos.*, 713 F. Supp. 2d 249, 259, 261 (S.D.N.Y. 2010); *Restatement (Third) of Trusts* § 78(1) and comment c(8) (2007); *Vanguard Group*, SEC Release No. IC-11645, 1981 WL 36522, at *4-5 (Feb. 25, 1981). The complaint alleges that the trustees will benefit financially from the creation of new funds that will come under the supervision of the unitary board. But the fact that management profits from an increase in the size of its enterprise is not a breach of its duty of loyalty to shareholders.

So without the allegation that the Calamos Convertible Opportunities and Income Fund misrepresented the characteristics of its capital structure, a charge of breach of loyalty might not be plausible. See *Ashcroft v. Iqbal*, 129 S. Ct. 1937, 1949 (2009); *Atkins v. City of Chicago*, 631 F.3d 823, 831-32 (7th Cir. 2011). The fraud allegations may be central to the case. Cf. *United States v. O'Hagan*, 521 U.S. 642, 651-52 (1997); *Ryan v. Gifford*, 935 A.2d 258, 271 (Del. Ch. 2007); *LaSala v. Bordier et Cie, supra*, 519 F.3d at 126, 129-30. The suit is therefore barred by SLUSA under any reasonable standard. The fact that the complaint disclaims any claim of fraud cannot save it. The disclaimer just signifies a commitment not to seek relief under the fraud provisions of state securities law. Though the suit is for breach of fiduciary obligations, the breach appears to rest on an allegation of fraud, as is often the case.

Nor can the suit be saved by amending the complaint to delete the passage that injected fraud into the

case. Some courts think this proper, *U.S. Mortgage, Inc. v. Saxton*, 494 F.3d 833, 842-43 (9th Cir. 2007); *Behlen v. Merrill Lynch*, 311 F.3d 1087, 1095-96 (11th Cir. 2002), but it is contrary to the "forum manipulation" rule recognized in *Rockwell Int'l Corp. v. United States*, 549 U.S. 457, 474 n. 6 (2007); see also *Townsquare Media, Inc. v. Brill*, 652 F.3d 767, 773 (7th Cir. 2011); *In re Burlington Northern Santa Fe Ry.*, 606 F.3d 379, 380-81 (7th Cir. 2010) (per curiam). For then it is a case not just of the plaintiff's abandoning his federal claims but of his seeking to prevent the defendant from defending in the court that obtained jurisdiction of the case on his initiative. That is called pulling the rug out from under your adversary's feet. Anyway deletion of the fraud allegation would not be credible, if we are correct that the allegation may well be central to the plaintiff's case despite his disclaimer. The likelihood that he would do everything he could to sneak the allegation back into the case, if the complaint were amended and remand to the state court followed, would be so great as to make it imprudent to allow the complaint to be amended to delete the allegation. The district judge would therefore not have been required to allow such an amendment even if the forum-manipulation rule were not a bar as well.

The suit was properly dismissed on the merits.

AFFIRMED.
